UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SANDRIDGE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	Commission File Number: 001-33784	20-8084793
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 E. Sheridan Ave, Suite 500 Oklahoma City, Oklahoma	73104
(Address of principal executive offices)	(Zip Code)

Brandon Brown,

(405) 429-5500

(Name and telephone number, including area code of the person to contact in connection with this report)

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuer

The specified payment disclosure required by Form SD is included in Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report.

2.01	Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2025
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SANDRIDGE ENERGY, INC.

By:	/s/ Jonathan Frates	June 10, 2026
Name:	Jonathan Frates	(Date)
Title:	Executive Vice President and Chief Financial Officer

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